West Sacramento EV Rechargerie

Regulation Crowdfunding Form C

Offering Statement

MYNT SYSTEMS – Construction Plus Loan

Target Offering Amount: $1,000,000

Maximum Offering Amount: $1,670,500

Interest Rate per Year: 9%

Maturity Date: 05/26/2032

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents



Disclosures

- A crowdfunding investment involves risk, you should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

- This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.
These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in our expectations.



Updates

If applicable, any updates on the status of this Offering may be found on the Climatize Platform (https://apps.apple.com/us/app/climatize/id1625951422, https://play.google.com/store/apps/details?id=com.climatize.earth&hl=en_US&gl=US and https://web.climatize.earth/).



About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform (https://apps.apple.com/us/app/climatize/id1625951422, https://play.google.com/store/apps/details?id=com.climatize.earth&hl=en_US&gl=US and https://web.climatize.earth/).

You should rely only on the information contained in this Form C when investing. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.



Attestations

Requirements for Filing Form C

Mynt Systems, Inc., Doing Business as Mynt Systems ("Mynt Systems" or "Mynt"), an S-Corp organized on 04/21/2015, (the "Company") with its principal place of business at 111 Mission St. Santa Cruz, CA 95060 and its website address https://myntsystems.com/ has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

IN WITNESS WHEREOF, the Parties hereto have executed this Form C as of the Effective Date.



Representation Attestation

The content of Form C is based entirely upon Mynt Systems's representations. Mynt Systems, hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

This attestation is made with the understanding that it may be relied upon by Climatize Earth Securities LLC for legal and official purposes. Mynt Systems understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences. This Agreement will be construed and interpreted by the laws of the State of California.

Date: 02/26/2025

Robert Hymes
Chief Development Officer
Mynt Systems Inc.

Intentional misstatements or omissions of facts constitute
federal criminal violations. See 18 U.S.C. 1001.



Business

Description of Business

This investment is in Mynt Systems, Inc., an S-Corp organized on 04/21/2015, with its principal place of business at 111 Mission St. Santa Cruz, CA 95060, and its website address https://myntsystems.com/.

About Mynt Systems

Mynt is a development, engineering, and construction firm building the new energy future by making commercial properties more sustainable and profitable. Mynt helps owners create new income, happier tenants, and social impact value for underserved mid-market properties. Their team has over 100 years of combined experience in construction, energy efficiency, solar, energy storage, and project management.

About the Offering

To scale the transition to lower emissions electric vehicles, Mynt is building up the charging infrastructure to make it **more convenient and more accessible** to more drivers. Poll after poll, drivers have expressed the number one reason keeping them from going electric – the lack of charging infrastructure.

This new **EV rechargerie will add 10 hyper-fast charging stations to one of the most popular driving routes in California**. It will be another link in the chain connecting communities across the US further alleviating the *range anxiety* issue and enabling more people to choose EVs.

Sustainable Partnership

Mynt has been working with a Western regional car washing chain, Quick Quack, who is developing their own car washing and service station on this site.

To get their permits approved by the City of West Sacramento, Quick Quack was required to build a *fueling station* adjacent to their location. However, instead of going with a conventional gas *fueling* station, they were interested in a more sustainable option and reached out to Mynt Systems about installing an EV charging station where low-emissions electricity would be the fuel.

Beyond Charging

EV charging is not the only way that Quick Quack is supporting sustainability in our transportation infrastructure. They reclaim 99% of the water used in their cleaning process, **reducing the total water used per wash down to just 15 gallons versus the 100 gallons** used in a typical car washing. Quick Quack also uses **eco-friendly biodegradable soaps and LED lighting** in all of their service centers.



<u>Prime Location</u>

The West Sacramento EV Rechargerie will be **strategically located in a heavily trafficked large-scale commercial retail center** alongside Highway 80. Over 100,000 vehicles drive through this region daily, traveling along the major national artery, Interstate 80, to and from the San Francisco Bay Area, Sacramento, and Lake Tahoe.

<u>Built for Convenience</u>

The shopping center where the charging stations will be installed is home to multiple large retail stores and numerous food options for hungry drivers on the go. The high volume, colocation with longer visit shopping, and access to amenities make this an **incredibly attractive location for EV charging infrastructure.**

Impact

The site will **offset 11,400 tons CO2e per year**, equivalent to 1.2 million gallons of gasoline per year.

Incentives

The project is a recipient of a $550,000 CALeVIP Rebate.

- <u>California Electric Vehicle Infrastructure Project (CALeVIP):</u> Administered by the California Energy Commission as part of the Golden State Priority Program (GSPP), CALEViP focuses on expanding zero-emission vehicle (ZEV) infrastructure, including high-speed EV charging stations. Offers public and private entities rebates of 50% of total approved costs, up to $100,000 per port, for high-quality Direct Current Fast Charging (DCFC) exclusively in census tracts designated as disadvantaged and/or low-income.

  This program provides funding for design, construction, and installation costs, and ensures compliance with environmental standards.

  CALeVIP is a state-run initiative managed by the California Energy Commission, primarily **funded and administered at the state level**. This rebate is not currently being affected by the federal funding freeze.



The Offering

Purpose of the Offering

Mynt Systems's offering aims to raise capital for a Fast Charging EV Hub site with 10 ports for the West Sacramento Rechargerie.

Specifics: (4) BTC Power HPDC7 DC fast chargers – 360kW max. output, 150 – 1000Vdc out, 480V 3p Input, dual port CCS1 connector + (2) BTC Power HPDC7 DC fast chargers – 180kW max. output, 150 – 1000Vdc out, 480V 3p Input, single port CCS1 connector.

Use of Proceeds

The Company is seeking to raise $1,000,000 ("Target Offering Amount") to $1,670,500 ("Maximum Offering Amount"). The Company plans to use the proceeds in the following manner, summarized in Table 1 and described in detail below (using the maximum offering amount as an example).

PROJECT COSTS & FEES	
Project Cost ($)	1,575,000.00
Other ($)	0.00
Fees ($)	93,777.50
Climatize ($) (5.00%)	83,525.00
Ann Servicing ($)* (0.50%)	8,352.50
Relationship ($)	1,500.00
Dig Trns Agnt ($) ($400/yr)	400.00
Total: Max Commitment ($)	1,668,777.50
Closing Costs	875.00
Escrow Agent ($)	575.00
Background Check ($) (3x)	300.00
*Annual Servicing Fee billed yearly in advance	
LOAN AMOUNT	**1,670,500.00**

Table 1. Use of Proceeds.

Use of Net Proceeds: Projects

Proceeds will be used to develop, construct, and energize an EV charging system at 752 Ikea Ct., West Sacramento, CA 95605.

Use of Net Proceeds: Legal & Accounting

Mynt Systems covers any legal, accounting, and insurance costs.

Financing

500 bps of the Maximum Offering Amount, payable in full on the Funding Date with an annual servicing fee of 50 bps of the Maximum Offering Amount, for the Term of Loan inclusive of the Draw Period paid annually in advance.

Doc ID: 1bbe280571537cb7da93a24ebe4267164e1b8140



Directors, Officers, and Employees

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Managers

Derek Hansen

Principal Occupation:

> Chief Executive Officer & Co-Founder | Mynt Systems
> Dates of Service: Feb 2014 – Present · 10 yrs 11 mos

> Chief Executive Officer | Transparent Glass Coatings, Inc.
> Dates of Service: 2007 – Feb 2014 · 7 yrs 2 mos

Derek has had a passion for all things building performance since childhood and began working part-time as a teenager at his father's company, TGC, Inc. Following his passion for architecture, he interned at the prestigious Thatcher and Thompson Architects before moving into construction.

While running TGC, Derek wrote the business plan for a company idea he had been working on for a number of years: Mynt Systems. Mynt Systems was born from his desire to create a paradigm shift in the energy and sustainability world by combining multiple functions into a turnkey model that delivers massive results for people, the planet, and profit.

Derek's superpower is his far-reaching vision and ability to inspire others with his passion. He also has an uncanny ability to find and recruit top talent, propelling the Mynt Systems team into one of the market's most dynamic and capable groups.

Corrina Hansen

Principal Occupation:

> Chief Financial Officer & Co-Founder | Mynt Systems
> Dates of Service: Feb 2014 – Present · 10 yrs 11 mos

> Commercial Accounts Manager | Transparent Glass Coatings, Inc.
> Dates of Service: Jan 2009 – Mar 2014 · 5 yrs 3 mos

> Office Manager-Executive Assistant | Transparent Glass Coatings, Inc.
> Dates of Service: Apr 2005 – Jan 2009 · 3 yrs 10 mos

Corrina's background involves people, relationships, strategic leadership, intense planning, preparation, and final execution.

She is deeply attracted to people and the culture of doing business correctly. Corrina understands that projects can falter without the right people or processes. She excels at



bringing right-minded individuals together with the genuine intent of creating successful people and, in the process, building successful businesses.

Corrina is a business leader with 20 years of progressively impactful operational leadership roles aimed at improving day-to-day practices and accelerating growth. She leverages proven leadership and management methodologies to drive bottom-line results.

For Corrina, operations are crucial to a successful and implementable strategy. As a partner and leader, she delivers results. Her intent in business, as in life, is to "Make Things Easier."

Robert Hymes

Principal Occupation:

   Chief Development Officer | Mynt Systems
   Dates of Service: Sept 2016 – Present · 8 yrs 4 mos

Robert is relentlessly engaged in solving the world's most complex energy challenges. He has a rare ability to foster collaboration between engineers and salespeople, builders and architects, creativity and logic, and he creates opportunities and facilitates innovative solutions.

With over 15 years of experience in the renewable energy sector, ranging from electrical installation to negotiating Power Purchase Agreements (PPAs), and a deep passion for transforming how humanity thinks about energy, Robert bridges the gap between concepts and execution—translating ideas to paper, drawings to construction, terms to transactions, and conversations into partnerships.

In recent years, Robert has focused on the emerging energy storage and distributed generation (DG) space, believing we are witnessing a pivotal breakthrough in the evolution of global energy infrastructure. He is committed to the idea that the most successful businesses will embrace this 'grid-change,' act responsibly and sustainably, and respect the interconnectedness of our planet.

Current Employees

Mynt Systems has 36 1099 and W2 employees.



Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms Mynt Systems intends to offer (the "Offering") the Debt Notes. The Borrower is a Projet Company, fully owned by the Issuer. For purposes of Regulation Crowdfunding, Mynt Systems, Inc., a California corporation ("Mynt") is the "Issuer".

Security

- – Construction plus loan followed by a mini–perm (5yr) loan guaranteed by the rebate and tax credits.
- – Target Offering Amount $1,000,000.
- – Maximum Offering Amount $1,670,500.
- – 9% Annual Interest Rate (accrued daily).
- – Offering Period: 02/27/2025 to 05/28/2025 ("Issuance Date") (90 days).
- – Term: Begins on the first day immediately following the Offering Period (the "Issuance Date") and ends the date that is 7 years from the Issuance Date (the "Maturity Date").

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Transaction Structure

The Construction Plus Term Loan is for a total maximum combined term of seven (7) years loaned to the Mynt at 9% per annum.

It is characterized by a construction period followed by a term loan.

Construction Period

The initial construction period converts to a term loan upon the receipt and payment of the applicable rebate of $550,000.

The construction period is expected to be approximately twelve (12) months in length but could be up to twenty–four (24) months long and may be extended for an additional six (6) months if the rebate payment is delayed.

During construction, Mynt will construct the project and make **minimum quarterly interest–only payments equal to 4% per annum with any unpaid interest (remaining 5% per annum)** added to the principal balance at the term loan conversion.



<u>Term Loan</u>

The loan will, after construction is completed and Mynt receives the $550,000 CALeVIP rebate, convert to a five (5) year <u>term loan</u> amortized over ten (10) years. **Quarterly interest and principal payments shall be made by Mynt.**

Mynt can further repay investors early without penalty using proceeds from the rebate, tax credits, and other credits such as the Low Carbon Fuel Standard credits.

The Construction Plus Term Loan is guaranteed by the CALeVIP rebate and investment tax credit that equals a total expected to be no less than **65% of the total principal loaned,** as well as a *lien on all project assets*, and the ability to utilize any revenue generated by the project to make principal and interest payments in the unlikely event of a default.

<u>How investors will be paid back:</u>

Once operational, the West Sacramento EV Rechargerie project will earn revenue in several ways:

- The <u>project will sell electricity to the EVs</u> who arrive to charge. The rate/price of charging will be set to generate a margin on top of the cost of utility electricity.
- The project is a <u>recipient of a $550,000 CALeVIP Rebate.</u>
- The project will be enrolled in a state-backed emissions reduction incentive program known as <u>Low Carbon Fuel Standard (LCFS):</u>
    - *About:* the LCFS incentive program was launched in 2013 by the CA Air Resources Board (CARB), a state government organization, to reduce the carbon pollution created by trucks and cars by at least 20% from a baseline by the year 2030. **All DC-Fast Chargers (DCFC) provide electricity** (a transportation *fuel*) **which then generates LCFS credits.** They are **bought and sold in a well-established $15 billion+ marketplace**. Electricity is the second largest LCFS credit fueling type.
- <u>LCFS Fast Charging Infrastructure (FCI) designation</u>: The DCFCs at their project also will receive a large amount of **additional LCFS credits, independent of charger utilization**, as they all qualify for the LCFS Fast Charging Infrastructure (FCI) designation. The **FCI designation provides additional Infrastructure credits that are based on an installed charger's rated capacity,** adding five years of guaranteed revenue for cases where chargers are not fully utilized. Larger charger capacities will result in more guaranteed revenue.

Rank and Limitation on Liens

First priority security interest in the following:
1. Lien on Payment Reserve Account;
2. Any project documents or third-party contracts;
3. Grants funds to be received by Borrower; and



4. Any other security is usual and customary within the context of financing of this kind.

Payment Waterfall

Distributions from the Payment Reserve Account will occur quarterly in the following order of priority Payment Waterfall.
1. Reimburse Climatize for any unpaid Loan expenses;
2. Pay accrued and unpaid interest due to Lender on the Loan;
3. Pay Principal due under the Loan (amounts TBD based on approved schedule);
4. Replenish Payment Reserve Account to the Minimum Reserve Amount;
5. Transfer the remaining balance in excess of the Minimum Reserve Amount to the Borrower's operating account, so long as no event of default has occurred.

Optional Prepayment

Prepayment is expected. Mynt shall have the right, at its option, to repay the securities at any time before the Maturity Date.

Sale of the Company

Payment on Change of Control. All outstanding principal and accrued interest, and any prepayment fee that may be due, shall be immediately due and payable upon a Change of Control of the Borrower. "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Borrower; (ii) a change in more than fifty percent (50%) of the effective voting power of the Borrower; or (iii) any merger or reorganization of the Borrower, except a merger in which those in control of the Borrower retain more than fifty percent (50%) of the combined voting power of the resulting entity.

Default

Event of Default. An event of default, excluding those caused by a force majeure event, includes, but is not limited to, the following:
1. If Borrower fails to pay any amount when due to Lender when due.
2. If Borrower fails to fulfill any material obligation or responsibility.
3. If a case is commenced by or against a Borrower under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal (provided that in the case of any involuntary proceeding, it shall constitute a default only if such proceeding continues in excess of sixty (60) days following filing).
4. If any material representation, warranty, or document is demonstrated to be false and/or misleading at the time given.

Notice of Default. As soon as possible and in any event within five (5) days after the occurrence of each default or any event, development, or occurrence reasonably likely to have a material adverse effect, a statement from the Borrower setting forth the details of such default or event, development or occurrence and the action of the Borrower has taken and proposes to take as a result of the default.



<u>Remedies.</u> Any default is subject to a thirty (30) day cure period, following receipt of notice of default from the Borrower. In addition to any remedies available at law or in equity, if Borrower is more than thirty (30) days late in making any payment, Lender may declare that the entire balance of unpaid principal is due immediately, together with the interest that has accrued.

Alternatively, if the Borrower is more than thirty (30) days late in making any payment, the Lender may elect to impose a Cash Trap Event that shall remain in effect for three (3) months. During a Cash Trap Event, no excess cash distributions will be made to the Sponsor or its affiliates and Lender shall have the ability to apply excess cash to prepay the outstanding principal balance on the Loan, at its discretion. For clarity, though, any excess cash utilized will be in accordance with the Payment Waterfall.

Description of Securities

The securities evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Noteholders only receive the regularly scheduled principal and interest payments and do not receive any other payments due to the Issuer's growth or income. However, in the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore, the securities would be paid before any payments related to an equity interest. However, depending on how much cash the borrower has, the holders may not be repaid in full.

Limitations on Voting Rights

The holders are not entitled to vote on any matters of the Company, however, if the Company were to enter bankruptcy, the debt holders would have certain voting rights as creditors.

Modification and Termination

The terms of the security cannot be modified solely by the Company once the securities are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raising process, but that would be considered a material change and require investor reconfirmation. The Issuer cannot modify the terms once the Offering has Closed (Close Date). See Appendix 1 for more information.

Restrictions on Transfer of Securities being Offered: Under Regulation CF

The securities being offered may not be transferred by any purchaser of such securities during the one year beginning when the securities were issued unless such securities are issued to:
  – The issuer
  – An accredited investor[1]

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[1]The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.



- As part of an offering registered with the U.S Securities and Exchange Commission
- To a member of the family of the purchaser or the equivalent[2], to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any transfer or sale of the securities must receive prior written consent from the issuer to ensure accurate ownership records among other material items.

Valuation Methodology

The securities are Debt Notes and are, therefore, valued based on their respective original principal amounts. The Company believes that the annual interest rate applicable to the securities reflects general market terms for similar securities.

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[2]The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. MYNT SYSTEMS IINC. UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements provided in Appendix 3 are prepared using U.S. generally accepted accounting principles. They have been audited by a public auditor who is independent of the Company.

Financial Milestones & Anticipated Revenues

Mynt Systems has achieved consistent revenue growth, generating $10.30 million in 2023, with construction services accounting for the bulk of income. Additionally, the company introduced new revenue streams, including development fees, which contributed $770,900, and other sources such as rental fees and Amps/OM income, which together totaled over $184,000.

In regards to the Offering, Mynt plans to leverage the CALeVIP grant and the monetized Investment Tax Credits (ITC), anticipated to be realized within twelve (12) months post-Term Loan Conversion. These funds will act as prepayments toward the principal, reducing outstanding obligations and supporting capital efficiency. The Company's ability to diversify income sources and utilize grants and incentives highlights a proactive approach to sustaining financial growth.

Financial Projections

The Company's stable revenue base of around $10 million annually, coupled with strategic use of ITC and grants, positions it to manage its obligations. Additionally, operational efficiencies are evident, as costs of goods sold declined in 2023, reflecting a strategic shift to support profitability and improve cash flows for future growth.

Liquidity and Capital Resources

Mynt Systems is strengthening its liquidity position with $448,951 in cash as of 2023 and improved net cash flow from operations, transitioning from a significant outflow in 2022 to a positive inflow in 2023. In regards to the Offering, the Payment Reserve Account, a mandatory component of the loan agreement, ensures liquidity by maintaining sufficient funds for at least one quarterly loan payment. Debt obligations, including an SBA loan



and promissory notes, are being managed with regular repayments, contributing to the company's overall financial stability.



Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investments. Investors must keep their information up to date with the Company during the life of the investment to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded concerning the company or its officers or directors.

Annual Reports

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at:
https://myntsystems.com/.
The issuer must continue to comply with the ongoing reporting requirements until:
1. The issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The issuer has failed, since its most recent sale of securities under this part, at least one annual report under this section and has fewer than 300 holders of record;
3. The issuer has failed, since its most recent sale of securities under this part, the annual reports required under this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidated or dissolved its business by state law.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.



Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Securities Risk

Limited Upside Potential

With fixed-income Debt Notes, there is a promise by the Issuer to pay you interest and your principal investment back in the future (under the applicable terms and conditions of such security). The amounts payable on the Debt Notes are fixed amounts. Unlike an equity investment, a debt investor cannot participate in the upside potential that an equity investor does if the Issuer is very successful.

Credit Risk

There is no guarantee that the Issuer will be able to make the fixed amounts payable to an investor or for that matter pay other liabilities. If the Issuer should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Issuer may not be able to satisfy its payment obligations under the investment, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Valuation Risk

There is currently no exact comparable and a very limited market of offerings to reference in determining the "market" interest rate on debt instruments similar to the Securities. Accordingly, the Company reviewed baseline interest rates for solar project term loans and U.S. Treasuries. The Issuer set the interest rate largely based on what the expected revenue generation from the Project could support. Unlike listed 20 dc-1132710 companies whose equity and debt securities are valued publicly through market-driven trading, the valuation of such similar securities of companies similar to the Issuer is difficult to obtain.



Interest Rate Risk

Interest rates fluctuate over time and may go up or down. If interest rates go up in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Securities, if an investor desires to sell their Securities to someone else, a third party, such third party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Securities, at the option of the Issuer, can be repaid at any time with no penalty for prepayment. The Issuer is obligated to give investors their remaining principal investment back plus any interest that is accrued up to the call date. However, when you go to reinvest your money, current interest rates may be lower, and if so, your new investment would carry a lower interest rate.

Limited Opportunity to Cure

Investors will not receive any notice of default, material changes, or other problems with the Issuer, construction, or operation of the projects. There are no provisions for investors to collectively agree to new terms concerning the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

Restrictions on Transfer

There is no public market and the investor may be unable to sell the Securities. The Issuer's offer and sale of the Securities will not be registered under the Securities Act or any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws or an exemption is available. As a precondition to the effectiveness of any such transfer, the Issuer may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Issuer incurs in connection with the transfer.

Change in the United States Administration

Investors should be mindful that a change in the U.S. administration can bring shifts in policy priorities and regulatory frameworks that may affect the electric vehicle infrastructure sector. The new administration could adjust federal incentives, tax credits, or infrastructure funding programs, potentially altering the economic landscape. Additionally, evolving environmental regulations or revised approval processes might introduce delays or additional costs. While the project is structured to remain robust amid regulatory changes, these uncertainties could impact both the timeline and anticipated returns of our offering. Monitoring these political developments will be key to understanding their potential effects on the broader market and regulatory environment for EV infrastructure.



The ITCs are subject to federal policy changes. With shifts in political priorities or potential budget constraints, future adjustments or even a phase-out of these credits could impact the financial outlook of projects.

CALeVIP is a state-run initiative managed by the California Energy Commission, primarily funded and administered at the state level. This rebate is not currently being affected by the federal funding freeze.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they will not lose their entire investment. As a result, each prospective investor should carefully read this Form C. Each prospective investor should consult with their attorneys, accountants, and business advisors before investing.

Illiquidity

Under state and federal Securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade Securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to making that investment (unless you cancel your commitment within a specified period).

Limited Disclosure

The Issuer may disclose only limited information about the Issuer, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Issuer is also only obligated to file information annually regarding its business, including financial statements and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events, continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.



Investment in Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Issuer. Being able to execute the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Tax Advice

No assurance or warranty of any kind is made to any tax consequences relating to an investment. Each prospective investor should consult with and rely solely upon the advice of their tax advisers.



Appendix 1. Important Information About The Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Climatize Earth Securities LLC, a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding offering of securities. Securities will be delivered through electronic transmission.

Remuneration for Climatize

500 bps of the Maximum Offering Amount, payable in full on the Funding Date with an annual servicing fee of 50 bps of the Maximum Offering Amount, for the Term of Loan inclusive of the Draw Period paid annually in advance.

Investing Process

To invest in an offering, Investors must have an Account with Climatize. Climatize collects To invest in an offering, Investors must have an Account with Climatize. Climatize collects certain personal information to run a Know-Your-Customer (KYC) and Anti-Money Laundering (AML) check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors who are non-US residents may not be able to participate in the Offering due to local Securities laws. Please see more information available in the Climatize Educational Materials (https://www.climatize.earth/educational-materials/). After you select to invest in the Climatize Platform, if you do not already have an Account set up, you will be asked to provide certain information to enable Climatize to set up your Account. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the raise.

Progress during an Offering

Climatize will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Climatize. Investors can ask questions to the issuer during the offering period on the "Discussion" Channel tab on the Issuer's Offering Page. You must be signed in to your Climatize Account to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet

Doc ID: 1bbe280571537cb7da93a24ebe4267164e1b8140



or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment until 48 hours before the deadline identified in these offering materials. The intermediary will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount before the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days before such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48 hours before the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Securities in exchange for his or her investment.
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

You cancel your investment commitment directly on the Climatize Platform.
1. Go to the Home Page on the Climatize Platform
2. Find the project in the "My Projects" list. Tap it
3. You will now see the issuer's Offering Page, your total investment in the project, and an option to cancel your investment in the project
4. After canceling your investment Climatize will trigger a refund of your money to your funding account (visible under your Profile Settings)

If you need any assistance at any point, please reach out to the Climatize team at support@climatize.earth.

Early Close

Climatize, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a



material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment to the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories outlined in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the Securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.



The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Company to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Company.



Appendix 2 – Loan Amortization

The amortization schedule can be found below, in Table 2.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions.

Columns in Table 1 Explained

- *Payment Number*: Sequential number assigned to each payment.
- **Payment Due Date: Date when repayment is expected.**
- *Beginning Balance:* Outstanding loan amount at the start of the payment period.
- *Scheduled Payment[3]:* Amount expected to be received without taking into consideration principal or interest repayments.
- *Extra Payment: Amount paid ahead of schedule.*
- **Total Payment: Total amount to be received by the investor at a certain Payment Date. It is a sum of the Scheduled Payment and Extra Payment columns.**
- *Principal Payment*: Principal paid within the period.
- *Interest Payment:* Interest paid during the period.
- *Ending Balance:* Remaining loan amount after applying the monthly payment for the period.
- *Cumulative Interest:* Total interest paid on the loan up to the end of the payment period.

Assumptions

- The construction period (*Payment Number* 1–4 in Table 2) is twelve (12) months.
- $550,000 rebate paid in the first year.

Please note these assumptions have been made taking into consideration the most likely scenario, however, they are still assumptions and as are result are subject to change.

Table 1 Explained

- <u>Construction period (*Payment Number* 1–4 in Table 2):</u> Mynt will construct the project and make minimum quarterly interest-only payments equal to 4% per annum with any unpaid interest added to the principal balance.
- <u>Loan conversion:</u> The loan shall be converted after construction is completed. The assumption has been made that $550,000 of principal is repaid in Table 1. This amount corresponds to the $550,000 CALeVIP rebate.

---

[3] *Schedule Payment* and *Total Payment* amounts per time period are equal if there's no Extra Payment.



- At loan conversion, the construction loan converts to a <u>five (5) year term loan amortized over ten (10) years</u>[4] (*Payment Number* 5–24 in Table 1). At the maturity date, there will be an additional final payment of the remaining principal outstanding ($777,219 in this case).

Payment Number	Payment Due Date	Beginning Balance	Scheduled Payment	Extra Payment	Total Payment	Principal Payment	Interest Payment	Ending Balance	Cumulative Interest
1	01/07/2025	$1,670,500	$5,568	$0	$5,568	$0	$5,568	$1,677,460	$12,529
2	01/10/2025	$1,677,460	$16,705	$0	$16,705	$0	$16,705	$1,698,342	$50,115
3	01/01/2026	$1,698,342	$16,705	$0	$16,705	$0	$16,705	$1,719,223	$87,701
4	01/04/2026	$1,719,223	$16,705	$0	$16,705	$0	$16,705	$1,740,104	$125,288
Term Loan Conversion	01/06/2026	$1,740,104	$11,137	$550,000	$561,137	$466,475	$94,662	$1,273,629	$150,345
5	01/07/2026	$1,273,629	$16,134	$0	$16,134	$6,582	$9,552	$1,267,047	$159,897
6	01/10/2026	$1,267,047	$48,401	$0	$48,401	$20,042	$48,401	$1,247,005	$188,256
7	01/01/2027	$1,247,005	$48,401	$0	$48,401	$20,497	$48,401	$1,226,508	$216,161
8	01/04/2027	$1,226,508	$48,401	$0	$48,401	$20,961	$48,401	$1,205,547	$243,601
9	01/07/2027	$1,205,547	$48,401	$0	$48,401	$21,437	$48,401	$1,184,110	$270,566
10	01/10/2027	$1,184,110	$48,401	$0	$48,401	$21,922	$48,401	$1,162,188	$297,045
11	01/01/2028	$1,162,188	$48,401	$0	$48,401	$22,419	$48,401	$1,139,768	$323,027
12	01/04/2028	$1,139,768	$48,401	$0	$48,401	$22,928	$48,401	$1,116,841	$348,500
13	01/07/2028	$1,116,841	$48,401	$0	$48,401	$23,447	$48,401	$1,093,393	$373,454
14	01/10/2028	$1,093,393	$48,401	$0	$48,401	$23,979	$48,401	$1,069,414	$397,877
15	01/01/2029	$1,069,414	$48,401	$0	$48,401	$24,523	$48,401	$1,044,892	$421,755
16	01/04/2029	$1,044,892	$48,401	$0	$48,401	$25,078	$48,401	$1,019,813	$445,078
17	01/07/2029	$1,019,813	$48,401	$0	$48,401	$25,647	$48,401	$994,166	$467,833
18	01/10/2029	$994,166	$48,401	$0	$48,401	$26,228	$48,401	$967,938	$490,006
19	01/01/2030	$967,938	$48,401	$0	$48,401	$26,823	$48,401	$941,115	$511,584
20	01/04/2030	$941,115	$48,401	$0	$48,401	$27,431	$48,401	$913,684	$532,555
21	01/07/2030	$913,684	$48,401	$0	$48,401	$28,053	$48,401	$885,631	$552,903
22	01/10/2030	$885,631	$48,401	$0	$48,401	$28,689	$48,401	$856,942	$572,616
23	01/01/2031	$856,942	$48,401	$0	$48,401	$29,339	$48,401	$827,603	$591,678
24	01/04/2031	$827,603	$48,401	$0	$48,401	$30,004	$48,401	$797,599	$610,075
Final Payment	01/07/2031	$797,599	$48,401	$777,219	$803,581	$791,693	$48,401	$0	$621,963

Table 2. Amortization Schedule.

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[4] While the loan must be paid off in full within five (5) years, the monthly payments are calculated as if the loan were spread out over ten (10) years. This results in lower monthly payments, but a large balloon payment will be due at the end of year five (5) years. Repayment within the shorter five-year term is enabled through the CALeVIP rebate, Investment Tax Credits (ITCs), and Low Carbon Fuel Standard (LCFS) credits.



$10,000 Investment Example

Table 3 contains an <u>example of a $10,000 investment</u>. The same assumptions have been made as in Table 2.

In short, if an investor makes an initial hypothetical $10,000 investment, taking into consideration the prior assumptions that are based on the most likely scenario:

- During the first twelve (12) months, the investor would be earning $225 every quarter (of which $100 would be paid quarterly and $125 would be added to the outstanding balance).
- The investor would receive an additional $3,292 principal prepayment at the end of the first year, coming from the CALeVIP rebate.
- During the following five (5)-years, the investor would receive $290 quarterly (made of both principal and interest) and be repaid the outstanding loan amount at the end of the sixth year.

Summary: At the end of the 72 months, the investor will have earned $4,098 in addition to being paid back the original $10,000 investment. So a total of $14,098.

Please note these assumptions have been made taking into consideration the most likely scenario, however, they are still assumptions and as are result are subject to change.

Payment Number	Payment Due Date	Beginning Balance	Scheduled Payment	Extra Payment	Total Payment	Principal Payment	Interest Payment	Ending Balance	Cumulative Interest
1	01/07/2025	$10,000	$33	$0	$33	$0	$33	$10,042	$75
2	01/10/2025	$10,042	$100	$0	$100	$0	$100	$10,166	$299
3	01/01/2026	$10,166	$100	$0	$100	$0	$100	$10,290	$524
4	01/04/2026	$10,290	$100	$0	$100	$0	$100	$10,414	$748
Term Loan Conversion	01/06/2026	$10,414	$67	$3,292	$3,359	$2,795	$564	$7,619	$897
5	01/07/2026	$7,619	$97	$0	$97	$39	$57	$7,580	$954
6	01/10/2026	$7,580	$290	$0	$290	$120	$290	$7,460	$1,124
7	01/01/2027	$7,460	$290	$0	$290	$123	$290	$7,337	$1,291
8	01/04/2027	$7,337	$290	$0	$290	$125	$290	$7,212	$1,455
9	01/07/2027	$7,212	$290	$0	$290	$128	$290	$7,084	$1,616
10	01/10/2027	$7,084	$290	$0	$290	$131	$290	$6,953	$1,775
11	01/01/2028	$6,953	$290	$0	$290	$134	$290	$6,818	$1,930
12	01/04/2028	$6,818	$290	$0	$290	$137	$290	$6,681	$2,083
13	01/07/2028	$6,681	$290	$0	$290	$140	$290	$6,541	$2,232
14	01/10/2028	$6,541	$290	$0	$290	$143	$290	$6,398	$2,378
15	01/01/2029	$6,398	$290	$0	$290	$147	$290	$6,251	$2,521
16	01/04/2029	$6,251	$290	$0	$290	$150	$290	$6,101	$2,660
17	01/07/2029	$6,101	$290	$0	$290	$153	$290	$5,947	$2,797
18	01/10/2029	$5,947	$290	$0	$290	$157	$290	$5,791	$2,929
19	01/01/2030	$5,791	$290	$0	$290	$160	$290	$5,630	$3,058
20	01/04/2030	$5,630	$290	$0	$290	$164	$290	$5,466	$3,184
21	01/07/2030	$5,466	$290	$0	$290	$168	$290	$5,298	$3,305
22	01/10/2030	$5,298	$290	$0	$290	$172	$290	$5,126	$3,423
23	01/01/2031	$5,126	$290	$0	$290	$176	$290	$4,951	$3,537
24	01/04/2031	$4,951	$290	$0	$290	$179	$290	$4,771	$3,647
Final Payment	01/07/2031	$4,771	$290	$4,690	$4,807	$4,736	$290	$0	$3,719

Table 3. Amortization Schedule $10,000 example.

Doc ID: 1bbe280571537cb7da93a24ebe4267164e1b8140



Appendix 3 – Financial Statements

Mynt Systems Inc.

Audited Financial Statements

for the years ended as of
December 31, 2022 and 2023

Mynt Systems Inc.

Financial Statements

As of December 31, 2022 and 2023

Index to Audited Financial Statements

Table of Contents	Page
Independent Auditor's Report	3
Balance Sheet	5
Income Statement	7
Changes in Equity Statement	8
Cash Flow Statement	9
Notes to the Financial Statements	10



INDEPENDENT AUDITOR'S REPORT

November 20, 2024

The Board of Directors

Mynt Systems, Inc.

111 Mission St,

Santa Cruz, CA 95060

REPORT ON FINANCIAL STATEMENTS

We have audited the balance sheets of Mynt Systems, Inc. as of December 31, 2022 and 2023 and the related statements of operations, changes in owner's equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.



An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mynt Systems, Inc as of December 31, 2022 and 2023, and the results of operations, changes in owner's equity and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Nov 20, 2024

Certified Public Accountant, NH 08224
 AAK CPA LLC
30 N Gould ST STE R
Sheridan, WY 82801
646-689-4725
amjad@aak-cpa.com

Mynt Systems, Inc.
Balance Sheet
As of December 31, 2022 and 2023

	2022	2023
Assets		
Current Assets		
Cash	47,634	21,000
Bank	320,793	427,951
Accounts Receivables	1,693,346	1,388,815
Prepaid Expense	-	36,818
Development in Progress	-	201,999
Investment at Affiliates	321,908	291,387
Total Current Assets	**2,383,680**	**2,367,970**
Non-Current Assets		
Furniture and Equipment	86,051	86,051
Computer Equipment & Software	32,701	32,701
Trucks and Vehicles	229,220	307,221
Machinery & Equipment	6,996	13,651
Office Improvements	214,189	214,189
Solar Installation	56,515	56,515
Accumulated Depreciation	(291,960)	(375,187)
Total Non-Current Assets	**333,711**	**335,140**
TOTAL ASSETS	**2,717,391**	**2,703,110**
Liabilities		
Current Liabilities		
Accounts Payable	467,559	501,863
Credit Cards	46,910	116,055
Refundable Deposit	6,875	5,475
Retainage Payable	26,403	-
Interest Payable	81,898	22,711
Payroll Payables	138	121
Total Current Liabilities	**629,782**	**646,225**

The accompanying notes are an integral part of these financial statements

5

Mynt Systems, Inc.
Balance Sheet (continue)
As of December 31, 2022 and 2023

	2022	2023
Non-Current Liabilities		
Pay-Check Protection Program (PPP) Loan	10,000	-
Small Business Administration (SBA) Loan	1,999,900	1,999,900
Promissory Notes	322,255	287,301
Auto Loans	44,146	70,470
Total Non-Current Liabilities	**2,376,301**	**2,357,671**
Total Liabilities	**3,006,084**	**3,003,897**
Equity		
Common Shares	-	-
Additional Paid-In Capital	467,799	467,799
Retained Earnings	(756,491)	(768,586)
Net Equity	**(288,692)**	**(300,786)**
Total Equity and Liabilities	**2,717,391**	**2,703,110**

The accompanying notes are an integral part of these financial statements

Mynt Systems, Inc.
Income Statement
As of December 31, 2022 and 2023

	2022	2023
Revenues	10,174,277	10,304,004
Less: Cost of Goods Sold	(6,907,038)	(6,690,089)
Gross Income	**3,267,239**	**3,613,915**
Less: Operational Expenses		
Wages & Payroll Fees	2,165,544	2,570,754
Insurance Expense	131,735	177,061
Utilities Expense	42,635	50,033
Rent Expense	219,649	219,676
Legal and Professional Fees	32,131	65,965
Marketing and Advertising	106,593	72,831
Warranty Expenses	94,273	7,996
Equipment and Tools Expense	23,632	10,640
Dues & Subscriptions	85,670	111,625
General & Administrative Expense	106,602	99,431
Auto Expenses	38,709	35,392
Tax Expense	37,479	35,527
Depreciation Expense	69,974	83,227
Total Operating Expenses	**(3,154,628)**	**(3,540,158)**
Operating Income (Loss)	**112,611**	**73,757**
Non-Operating Income (Expense)		
Interest Expense	(113,684)	(84,352)
Gain from Selling Non-Current Assets	12,500	-
Credit Cards Cash Back	2,962	3,052
Charity & Donation	-	(4,242)
Total Non-Operating Expense	**(98,222)**	**(85,542)**
Net Income (Loss)	**14,390**	**(11,785)**

The accompanying notes are an integral part of these financial statements

Mynt Systems, Inc.

Changes in Equity Statement

As of December 31, 2022 and 2023

	Common Shares	Addition Paid-In Capital	Retained Earnings	Total
Equity Balance as of January 1, 2022	-	**467,799**	**(771,562)**	**(303,763)**
Contributions as of December 31, 2022	-	-	-	(303,763)
Net Income for the year ended 2022	-	-	14,390	(289,373)
Correct of Errors prior 2022	-	-	681	(288,692)
Equity Balance as of December 31, 2022	-	**467,799**	**(756,491)**	**(288,692)**
Contributions as of December 31, 2023	-	-	-	(288,692)
Net Income for the year ended 2023	-	-	(11,785)	(300,477)
Correct of Errors prior 2023	-	-	(309)	(300,786)
Equity Balance as of December 31, 2023	-	**467,799**	**(768,586)**	**(300,786)**

The accompanying notes are an integral part of these financial statements

Mynt Systems, Inc.
Cash Flow Statement
As of December 31, 2022 and 2023

	2022	2023
Operating Activities		
Net Income	14,390	(11,785)
Adjustments to Reconcile Net Income to Net Cash provided by operations		
Depreciation Expense	69,974	83,227
Change in Accounts Receivables	(687,356)	304,531
Change in Prepaid Expenses	-	(36,818)
Development in Progress	-	(201,999)
Change in Investment in Affiliates	(47,252)	30,520
Change in Accounts Payables	(345,675)	34,304
Credit Cards	29,580	69,145
Refundable Deposit	(7,401)	(1,400)
Interest Payable	81,898	(59,186)
Other Payables	24,653	(26,420)
Net Cash Flow from Operating Activities	**(867,190)**	**184,120**
Investing Activities		
Trucks and Vehicles Acquired	(55,312)	(78,001)
Machinery & Equipment Acquired	-	(6,655)
Net Cash flow from Investing Activities	**(55,312)**	**(84,656)**
Financing Activities		
Long Term Loans	(38,864)	16,324
Repayment of Promissory Notes Payables	(32,937)	(34,954)
Correction of Errors	681	(309)
Net Cash flow from Financing Activities		
Net Change in Cash	**(993,622)**	**80,524**
Cash at Beginning of the Period	1,362,049	368,427
Cash at the End of the Period	**368,427**	**448,951**

The accompanying notes are an integral part of these financial statements

Mynt Systems, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

1. DESCRIPTION OF THE BUSINESS

Mynt Systems, Inc. was incorporated in California in April 2015 as a development, engineering, and construction firm building the new energy future by making commercial properties more sustainable and profitable.

Mynt Systems Inc. is a renewable energy developer that provides consulting and construction services to create sustainable energy solutions for commercial and industrial real estate. They specialize in developing, engineering, and constructing investment-grade Solar PV (photovoltaic) and battery energy storage systems (BESS) projects.

Their mission is to transform mid-tier commercial real estate into high-performing sustainable assets, benefiting both the environment and property owners. Mynt Systems operates with a triple-bottom-line philosophy, focusing on people, planet, and profit. They handle everything from consulting and engineering to construction and project delivery, ensuring a seamless and efficient process for their clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2 Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3 Cash

The Company's petty cash consists primarily of cash deposited in U.S. dollar at safe box under the custody of its management. The Company deposits its cash with financial institutions that the management believes are of high credit quality.

2.4 Accounts Receivable

Accounts receivables are stated at the amount management expects to collect from balances outstanding at year end. An allowance for doubtful accounts is provided when necessary and is based upon management's evaluation of outstanding accounts receivable at year end. The potential risk is limited to the amount recorded in the financial statements. For the years ended December 31, 2022 and 2023, no allowance was considered necessary.

Mynt Systems, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2023

2.5 Revenue Recognition

The Company recognizes revenue under ASC 606, revenue from contracts with customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer.

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation

2.6 Fair Value Measurements

The Company measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data; and

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

As of December 31, 2022, and 2023, the Company did not have any assets or liabilities remeasured at fair value.

2.7 Contingencies

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material.

Mynt Systems, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

2.8 Investments in equity affiliates

The Company holds an 80% ownership interest in Mynt Mission LLC. The investment has been classified as a Trading Security in accordance with the Company's investment policy and the relevant provisions of Generally Accepted Accounting Principles (GAAP).

The investment is measured at fair value, with changes in fair value recognized through net income in the statement of operations. As the Mynt Mission LLC is privately owned, the fair market value of the company has not been assessed as of December 31, 2023.

2.9 Equipment, Improvements, and Vehicles

Equipment, Improvements, and Vehicles are stated at cost. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Repairs and maintenance costs are charged to profit or loss during the period in which they are earned.

Depreciation is calculated using a straight-line method to write off the cost of the asset to their residual values over their estimated useful lives. The depreciation rates or useful lives applicable to each category of property and equipment are as follows:

Computer Hardware	*5*
Furniture & Fixtures	*7*
Machinery and Equipment and vehicles	*5*
Leasehold Improvements	*39*
Solar Installation	*10*

Gains and losses on disposals of equipment and vehicles are determined by comparing the proceeds with the carrying value of the asset and are included as part of either gains and losses in the statements of operations and comprehensive loss.

3. REVENUES:

Our major source of income is from construction services; however, we are generating revenues from several services and products we provide, the below table illustrates the income sources for the years ended 2022 and 2023:

Revenues	2022	2023
Construction income	10,008,570	9,348,360
Development fees	-	770,900
Amps/om income	51,184	59,635
Rental fees	105,632	84,905
Other income	8,892	40,205
Total	**10,174,277**	**10,304,004**

Mynt Systems, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

4. COST OF GOODS SOLD

The company maintain a cost tracking system for each job, which consisting of Materials, Direct Labor, subcontractors, and Overhead costs. If the accumulated costs are unsold, the balance will be presented as Development in Progress assets, the below table illustrates the cost of goods sold for the years ended 2022, and 2023

Cost of Goods Sold	2022	2023
Supplies & materials	4,300,528	2,578,344
Labor wages	634,930	1,137,536
Subcontractors	1,382,719	2,475,252
Overhead	588,861	498,957
Total	**6,907,038**	**6,690,089**

The company has $201,999 balance of Development in Progress as of December 31, 2023.

5. CREDIT CARDS

The company is using three credit cards, with a revolving limit of $212,000, those cards are used to pay the operating and administrative expenses, the utilized balance as of December 31, 2022 and 2023 are $46,910 and $116,055 respectively from all cards. The company is paying the dues and interest for those cards on monthly basis.

6. SMALL BUSINESS ADMINISTRATION (SBA) LOAN

The company has obtained a loan from U.S. Small Business Administration effective in August 2021 for the limit of $2,000,000, and bearing interest of 9,917 monthly for two years, and 3.75% per annum on the outstanding. The company has been paying the instalments on regular basis during the years ended 2022 and 2023.

7. PROMISSORY NOTE

The company signed a promissory note payable for $400,000 on July 2020 for 10 years, with 6% interest bearing per annum, on the outstanding balance. The company has been paying the instalments on regular basis during the years ended 2022 and 2023.

8. COMMON SHARES

The company is authorized to issue 20,000,000 shares of common stock, with no par value, any amount received for the selling of shares are considered as additional paid-in capital. The company has 18,000,000 shares issued and outstanding as of December 31, 2022 and 2023.



Appendix 4 – Material Information

















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West Sacramento EV Rechargerie

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We are revolutionizing EV adoption by building 10 hyper-fast charging stations in West Sacramento, a prime location with 100,000+ daily drivers.

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This eco-friendly hub, in partnership with Quick Quack, will help alleviate range anxiety while supporting sustainability. Quick Quack's green practices, like reclaiming 99% of wash water, complement our project's mission.

The site will offset 11,400 tons of CO2 annually, equivalent to removing 1.2 million gallons of gasoline, helping both drivers and the environment.

The project is a recipient of a $550,000 CALeVIP Rebate.

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(N) DCFC Dispenser Typ. of 6
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We help owners create new income, happier tenants, and social impact value for underserved mid-market properties.

With over 100 years of combined experience in construction, energy efficiency, solar, energy storage, and project management, our team knows how to deliver on your investment.

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·ina sen	Derek Hansen	Robert Hymes	Ruby Roberts
nancial cer	CEO	CDO	Operations Manager

The investment offering profile is based entirely upon the Issuer's representations. Prior results do not guarantee future success. Images and videos are provided by the issuer.

Hosted by Climatize Earth Securities, LLC via Regulation Crowdfunding.

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Project Updates

Mynt Systems

MYNT is a development, engineering, and construction firm building the new energy future by making commercial properties more sustainable and profitable.

We help owners create new income, happier tenants, and social impact value for underserved mid-market properties.

With over 100 years of combined experience in construction, energy efficiency, solar, energy storage, and project management, our team knows how to deliver on your investment.

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Corrina | Derek Hansen | Robert Hymes | Ruby R

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Funding closes on May 28, 2025

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Financial Details

7-year loan offered at 9% per annum.

Revenue is expected to come from:

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CALeVIP, LCFS, and FCI are state-backed programs.

Repayment:

(i) Construction period of up to 24 months, during which Mynt will make quarterly interest-only payments at 4% per annum, with the remaining 5% added to the principal at term conversion.
(ii) Once construction is complete, the loan converts into a 5-year term loan amortized over 10 years, with quarterly principal and interest payments.

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Financial Details

7-year loan offered at 9% per annum.

Revenue is expected to come from:

(i) EV charging sales.
(ii) $550,000 CALeVIP rebate.
(iii) Low Carbon Fuel Standard (LCFS) credits.
(iv) Fast Charging Infrastructure (FCI) credits, independent of utilization rates.

CALeVIP, LCFS, and FCI are state-backed programs.

Repayment:

(i) Construction period of up to 24 months, during which Mynt will make quarterly interest-only payments at 4% per annum, with the remaining 5% added to the principal at term conversion.
(ii) Once construction is complete, the loan converts into a 5-year term loan amortized over 10 years, with quarterly principal and interest payments.

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